Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

July 30, 2021

Via EDGAR and Federal Express

Sergio Chinos, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted June 15, 2021

CIK No. 0001852131

Ladies and Gentlemen:

On behalf of Nextracker Inc. (the “Registrant”), we hereby confidentially submit amendment no. 3 (“Amendment No. 3”) to the Registrant’s draft Registration Statement on Form S-1. Amendment No. 3 has been marked to show all changes made to amendment no. 2 (“Amendment No. 2”) to the Registrant’s draft Registration Statement.

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission (the “Staff”) on Amendment No. 2, as set forth in the Staff’s letter dated June 28, 2021. The responses follow each comment and, where applicable, include page references to Amendment No. 3 indicating where disclosure has been added in response to the Staff’s comment.

Form DRS/A submitted June 15, 2021

General

1.

We continue to believe that the discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should be given more prominence in your prospectus. There is a passing reference to the Agreement on page 9 but more substantive discussion does not ensue until page 16 and in that location, the disclosure is relatively sparse. Please revise your disclosure so that readers do not have to wade through the summary to locate information about key financial arrangements that will impact the company’s liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to Nextracker for other uses.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

July 30, 2021

Response: The Registrant has revised the disclosure beginning on page 8 of Amendment No. 3 in response to the Staff’s comment to increase the prominence of the discussion of the Tax Receivable Agreement and clearly state that the arrangement will reduce the cash provided by the tax savings described therein. The Registrant respectfully advises the Staff that such disclosure includes a placeholder for the estimated total tax savings associated with the tax benefits subject to the Tax Receivable Agreement, as well as the estimated total and annual payments to be made to the pre-IPO owners under the Tax Receivable Agreement, which amounts are dependent on the assumptions set forth therein, including the midpoint of the estimated initial public offering price range. The Registrant believes that such amounts, when determined, will likely be substantial and will include appropriate disclosure to that effect when such amounts are populated.

2.

In the appropriate location, please disclose the name of the customer that represented 19% of your total revenues and file the agreements with this customer as material contracts under Item 601(b)(10) of Regulation S-K.

Response: The Registrant advises the Staff that it does not believe that the identity of the customer who accounted for 19% of its total revenues for the year ended March 31, 2021 (“Customer A”) is meaningful or material to investors because the Company is not dependent on Customer A for the Registrant’s business as a whole. Item 101(c)(1)(i) of Regulation S-K requires the description of the business to include “[r]evenue-generating activities, products and/or services, and any dependence on revenue-generating activities, key products, services, product families or customers, including governmental customers (emphasis added).” While the loss of several significant customers at around the same time could adversely affect the Registrant’s revenues and profitability, the Registrant believes that its business and financial condition is not dependent on Customer A or any single customer, because the Registrant has a large and diversified customer base consisting of over 175 active customers across more than 30 countries. The Registrant believes that the broad, global customer demand for its products would allow new or returning customers to replace the revenue associated with Customer A.

For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Registrant has determined that its business is not “substantially dependent” on its agreement with Customer A, for the reasons stated above. Additionally, the Registrant believes that filing any of its customer agreements as an exhibit to the Registration Statement could potentially suggest an ongoing dependency that would not be accurate or reflective of the Registrant’s ongoing business. The Registrant further advises the Staff that the Registrant’s agreement with Customer A “ordinarily accompanies the kind of business conducted by the registrant

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

July 30, 2021

and its subsidiaries” and should therefore be “deemed to have been made in the ordinary course of business and need not be filed” in accordance with Item 601(b)(10)(ii). The Registrant sells its tracker systems to Customer A under an agreement that does not include a term or duration, and sales under the agreement are generally made on a purchase order basis.

Management’s discussion and analysis of financial condition and results of operations

Liquidity and capital resources, page 92

3.

Due to the potential impact that the Tax Receivable Agreement may have on your short term and long term liquidity requirements, please revise the liquidity disclosures in MD&A to address the terms of the agreement and its potential impact on future liquidity. Refer to Item 303(b)(1)(i) of Regulation S-K.

Response: The Registrant has revised the disclosure on page 91 of Amendment No. 3 in response to the Staff’s comment.

Management, page 118

4.	Please provide disclosure pursuant to Item 401(e) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and will provide appropriate disclosure responsive to it in a subsequent amendment to the Registration Statement.

Audited Combined Financial Statements

2. Summary of accounting policies

Revenue recognition, page F-11

5.

Please provide an explanation of significant changes in contract asset and contract liability balances during the reporting period pursuant to ASC 606-10-50-10. In addition, please clarify or correct the disclosure on page F-13 that appears to indicate all unbilled receivables are unconditional with the disclosure on page F-14 that appears to indicate certain unbilled receivables (retentions) are conditional on a project being installed and declared operational.

Response: The Registrant has revised the disclosure on page F-13 and F-15 of Amendment No. 3 in response to the Staff’s comment. In addition, the Registrant has revised its disclosure on page F-13 of Amendment No. 3 to include an explanation of the changes in unbilled receivable and contract liability balances in response to the Staff’s comment. The Registrant also clarified the disclosure on page F-13 to indicate that the

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

July 30, 2021

portion of unbilled receivables, which will be invoiced at the end of the projects, represent funds withheld until the products are installed by a third party, arranged by the customer, and the project is declared operational. These amounts are not conditional on the Registrant’s performance under the contract.

7. Relationship with parent and related parties, page F-28

6.

We appreciate your response to prior comment three. Please explain the difference between the Net transfers to (from) Parent of $427.7 million, in the table on page F-29, and the amount settled with Flex of $466.8 million, disclosed in note 7. In addition, it appears the line item Net transfers to (from) Parent on page F-29 should be Net transfers (to) from Parent.

Response: The Registrant advises the Staff that the $466.8 million payment from Flex to settle the cash pooling arrangement upon its termination is included within the $377.4 million of net cash pooling activities during fiscal year 2021, which is one of the components of the $427.7 million Net transfers (to) from Parent during fiscal 2021. The disclosure on page F-29 of Amendment No. 3 has been updated to explain this relationship and the table has been updated to change the line item “Net transfers to (from) Parent” to “Net transfers (to) from Parent.”

*******

Please do not hesitate to contact the undersigned at (212) 839-5684 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

cc:	Jay Ingram, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Heather Childress, Flex Ltd.

Sharon R. Flanagan, Sidley Austin LLP

Lindsey A. Smith, Sidley Austin LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Melissa S. Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation